02044399

FORM 11-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended DECEMBER 31, 2001

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to ____________

Commission file number 1-1483

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WASHINGTON GAS LIGHT COMPANY
CAPITAL APPRECIATION PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Washington Gas Light Company
1100 H Street, N.W.
Washington, D.C. 20080

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN

Table of Contents

Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

Board of Trade Building
1129 20th Street, NW, Suite 800
Washington, DC 20036
Tel. (202) 293-7500
Fax (202) 822-8126
washington.office
@mitchelltitus.com

INDEPENDENT AUDITORS' REPORT

To the Participants Administrator of the
Washington Gas Light Company Capital Appreciation Plan:

We were engaged to audit the accompanying statements of net assets available for benefits of the Washington Gas Light Company Capital Appreciation Plan (the "Plan"), and the related statements of changes in net assets available for benefits as of and for the years ended December 31, 2001 and 2000, and the additional information included in Schedule I as of and for the year ended December 31, 2001. These financial statements and schedules are the responsibility of the Plan's management.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Washington Gas Light Company Capital Appreciation Plan as of December 31, 2001 and 2000, and changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 2001 and unrealized appreciation and depreciation for the year ended December 31, 2000 are presented for the purpose of additional analysis and are not a required part of basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's Administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mitchell + Titus, LLP

June 17, 2002

WASHINGTON GAS LIGHT COMPANY CAPTIAL APPRECIATION PLAN

Statements of Net Assets Available for Benefits

December 31, 2001 and December 31, 2000

December 31, 2001

Description	Putman Stable Value Fund	Fidelity Equity Income Fund	Fidelity Low Price Stock Fund	Putnam New Opportunities Fund	Putnam Voyager Fund	T. Rowe Price International Stock Fund	Putman Asset Allocation: Conservative Portfolio	Putman Asset Allocation: Balanced Portfolio	Putman Asset Allocation: Growth Portfolio	WGL Holdings Inc. Common Stock	Vanguard Total Bond Market Index Fund	Vanguard 500 Index Fund	Loan Fund	Liquidity Fund	Total
ASSETS															
Investments (Notes 2 & 6)	$ 10,489,025	$ 10,334,282	$ 140,147	$ 7,269,720	$ 7,396,570	$ 1,072,687	$ 1,191,445	$ 2,743,102	$ 3,048,340	$ 11,680,885	$ 130,635	$ 96,058	$ -	$ 96,420	$ 55,689,316
Loan Fund	-	-	-	-	-	-	-	-	-	-	-	-	3,710,125	-	3,710,125
Total Assets	10,489,025	10,334,282	140,147	7,269,720	7,396,570	1,072,687	1,191,445	2,743,102	3,048,340	11,680,885	130,635	96,058	3,710,125	96,420	59,399,441
Net Assets Available for Benefits	$ 10,489,025	$ 10,334,282	$ 140,147	$ 7,269,720	$ 7,396,570	$ 1,072,687	$ 1,191,445	$ 2,743,102	$ 3,048,340	$ 11,680,885	$ 130,635	$ 96,058	$ 3,710,125	$ 96,420	$ 59,399,441

December 31, 2000

	Putman Stable Value Fund	Fidelity Equity Income Fund	Putnam New Opportunities Fund	Putnam Voyager Fund	T. Rowe Price International Stock Fund	Putman Asset Allocation: Conservative Portfolio	Putman Asset Allocation: Balanced Portfolio	Putman Asset Allocation: Growth Portfolio	WGL Holdings Inc. Common Stock	Loan Fund	Total
ASSETS											
Investments (Notes 2 & 6)	$ 8,731,351	$ 11,211,944	$ 10,517,765	$ 10,287,643	$ 1,394,766	$ 1,153,204	$ 3,132,831	$ 3,387,335	$ 11,406,856	$ -	$ 61,223,695
Loan Fund	-	-	-	-	-	-	-	-	-	4,132,130	4,132,130
Total Assets	8,731,351	11,211,944	10,517,765	10,287,643	1,394,766	1,153,204	3,132,831	3,387,335	11,406,856	4,132,130	65,355,825
Net Assets Available for Benefits	$ 8,731,351	$ 11,211,944	$ 10,517,765	$ 10,287,643	$ 1,394,766	$ 1,153,204	$ 3,132,831	$ 3,387,335	$ 11,406,856	$ 4,132,130	$ 65,355,825

The accompanying Notes to the Financial Statements are an integral part of these statements.

WASHINGTON GAS LIGHT COMPANY CAPTIAL APPRECIATION PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2001

Description	Putnam Stable Value Fund	Fidelity Equity Income Fund	Fidelity Low Price Stock Fund	Putnam New Opportunities Fund	Putnam Voyager Fund	T. Rowe Price International Stock Fund	Putman Asset Allocation Conservative Portfolio	Putman Asset Allocation Balanced Portfolio	Putman Asset Allocation Growth Portfolio	WGL Holdings Inc. Common Stock	Vanguard Total Bond Market Index Fund	Vanguard 500 Index Fund	Loan Fund	Liquidity Fund	Total
NET ASSETS AVAILABLE FOR BENEFITS BEGINNING OF YEAR	$ 8,731,351	$ 11,211,944	$ -	$10,517,765	$10,287,643	$1,394,766	$ 1,153,204	$3,132,831	$3,387,335	$11,406,856	$ -	$ -	$4,132,130	$ -	$65,355,825
ADDITIONS:															
Contributions															
Employee	692,257	684,687	3,969	970,778	713,947	146,001	86,596	208,675	306,791	704,774	2,835	3,435	-	-	4,524,745
Employer	115,290	102,919	625	141,465	105,210	23,337	14,787	35,863	51,953	103,267	545	520	-	-	695,781
Transfers by Participants	1,241,963	(520,586)	127,870	(793,477)	(812,030)	(93,379)	(18,473)	(251,795)	(227,488)	(30,757)	128,255	86,817	1,066,660	96,420	-
Interest	-	-	-	-	-	-	-	-	-	-	-	-	275,779	-	275,779
Dividends	534,912	402,093	829	-	333,102	31,209	75,491	93,660	98,289	483,429	1,265	348	-	-	2,054,627
Realized Earnings	-	104,874	-	(1,418,564)	(793,761)	(39,570)	(18,610)	(104,638)	(144,147)	170,774	(682)	182	-	-	(2,244,142)
Unrealized Appreciation (Depreciation)	-	(1,063,658)	6,854	(1,748,832)	(1,732,113)	(299,162)	(58,552)	(173,337)	(283,337)	(642,057)	(1,584)	4,756	-	-	(5,991,022)
Total Additions	2,584,422	(289,671)	140,147	(2,848,630)	(2,185,645)	(231,564)	81,239	(191,572)	(197,939)	789,430	130,634	96,058	1,342,439	96,420	(684,232)
DEDUCTIONS:															
Benefits	825,200	575,847	-	398,218	704,269	89,008	42,862	197,756	140,574	515,096	-	-	256,941	-	3,745,771
Loan Principal Payments	-	-	-	-	-	-	-	-	-	-	-	-	1,507,503	-	1,507,503
Fees	1,548	12,144	-	1,197	1,159	1,507	136	401	482	304	-	-	-	-	18,878
Total Deductions	826,748	587,991	-	399,415	705,428	90,515	42,998	198,157	141,056	515,400	-	-	1,764,444	-	5,272,152
NET INCREASE/(DECREASE)	1,757,674	(877,662)	140,147	(3,248,045)	(2,891,073)	(322,079)	38,241	(389,729)	(338,995)	274,030	130,634	96,058	(422,005)	96,420	(5,956,384)
NET ASSETS AVAILABLE FOR BENEFITS END OF YEAR	$ 10,489,025	$ 10,334,282	$ 140,147	$ 7,269,720	$ 7,396,570	$1,072,687	$ 1,191,445	$2,743,102	$3,048,340	$11,680,886	$ 130,634	$ 96,058	$3,710,125	$ 96,420	$59,399,441

The accompanying Notes to the Financial Statements are an integral part of this statement.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2000

Description	Putman Stable Value Fund	Fidelity Equity Income Fund	Putnam New Opportunities Fund	Putnam Voyager Fund	T. Rowe Price International Stock Fund	Putman Asset Allocation Conservative Portfolio	Putman Asset Allocation Balanced Portfolio	Putman Asset Allocation Growth Portfolio	Washington Gas Light Company Common Stock	Loan Fund	Total
NET ASSETS AVAILABLE FOR BENEFITS BEGINNING OF YEAR	$ 7,923,210	$ 11,458,466	$ 13,364,708	$ 12,563,799	$ 1,586,993	$ 1,325,735	$ 3,422,081	$ 3,609,601	$ 10,796,625	$ 3,245,097	$ 69,296,315
ADDITIONS:											
Contributions											
Employee	608,894	673,696	1,001,514	800,058	174,043	82,929	210,036	310,962	647,274	-	4,509,406
Employer (Note 5)	89,172	95,233	134,437	107,875	23,389	14,509	33,989	48,617	96,191	-	643,412
Transfers by Participants	286,004	(1,018,643)	382,633	(559,060)	49,299	(50,264)	(246,124)	(122,101)	(1,018,823)	2,297,079	-
Interest	-	-	-	-	-	-	-	-	-	242,862	242,862
Dividends	494,183	853,712	1,443,238	1,010,681	111,614	156,227	459,323	701,410	472,016	-	5,702,404
Realized Earnings/(Loss)		225,594	6,413,990	4,833,823	39,603	71,851	566,676	625,744	350,404	-	13,127,685
Unrealized Appreciation/(Depreciation)		(252,051)	(11,670,351)	(7,957,431)	(436,345)	(233,114)	(1,111,995)	(1,673,659)	726,418	-	(22,608,528)
Total Additions	1,478,253	577,541	(2,294,539)	(1,764,054)	(38,397)	42,138	(88,095)	(109,027)	1,273,480	2,539,941	1,617,241
DEDUCTIONS:											
Benefits	668,901	801,468	551,063	510,819	150,536	214,520	200,772	112,728	662,978	85,166	3,958,951
Loan Principal Payments	-	-	-	-	-	-	-	-	-	1,567,742	1,567,742
Fees	1,211	22,595	1,341	1,283	3,294	149	383	511	271	-	31,038
Total Deductions	670,112	824,063	552,404	512,102	153,830	214,669	201,155	113,239	663,249	1,652,908	5,557,731
NET INCREASE/(DECREASE)	808,141	(246,522)	(2,846,943)	(2,276,156)	(192,227)	(172,531)	(289,250)	(222,266)	610,231	887,033	(3,940,490)
NET ASSETS AVAILABLE FOR BENEFITS END OF YEAR	$ 8,731,351	$ 11,211,944	$ 10,517,765	$ 10,287,643	$ 1,394,766	$ 1,153,204	$ 3,132,831	$ 3,387,335	$ 11,406,856	$ 4,132,130	$ 65,355,825

The accompanying Notes to the Financial Statements are an integral part of this statement.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are reported using the accrual method of accounting. Washington Gas Light Company's Capital Appreciation Plan (CAP) investments in marketable securities are valued at quoted market prices. Schedule 1, which follows the Notes to Financial Statements, shows the cost and market value of the investments.

Estimates

In conformity with accounting principles generally accepted in the United States of America, the preparation of the financial statements requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

NOTE 2—DESCRIPTION OF THE CAPITAL APPRECIATION PLAN

Eligibility

Union-eligible employees of Washington Gas Light Company (Company) and certain of its subsidiaries are eligible to participate in the CAP on the date that they become an employee.

Contributions

The CAP permits employees to contribute on both an after-tax and pre-tax basis. Contributions that are made on a pre-tax basis to the CAP, up to $10,500 in 2001 are not reported as gross income on participating employees' respective Federal income tax returns for the year in which the contributions are made. Thus, these contributions reduce the amount of the employee's income subject to income tax withholding. These amounts are generally taxable when they are withdrawn or distributed to the participating employee.

Dividends, interest and other income attributable to employee contributions under the CAP are not taxable to the participating employee when received by the Trustee and credited to the employee's account. These amounts are generally taxable when they are withdrawn or distributed to the participating employee.

Employees may contribute up to 14% of compensation (as defined) in a combination of pre-tax and after-tax contributions under the CAP. However, under the after-tax provisions, employee contributions are limited to a maximum of 10% of compensation.

The CAP allows employees to make rollover contributions of funds from other qualified plans. The rollover contributions must satisfy the requirements of the Internal Revenue Code.

The Company contributes a pre-tax matching contribution, which varies between one to four percent of the employee's pre-tax contribution, depending on bargaining unit affiliation. The Company match for each bargaining unit is the following: Office and Professional Employees International Union-Local 2 – 100% of the first 2.5% of compensation contributed; Teamsters-Local 96 – 100% of the first 1.75% of compensation contributed; Shenandoah Gas – 100% of the first 1.25% of compensation contributed; Frederick Gas (IBEW Production & Maintenance) – 70% of the first 4% of compensation contributed; Frederick Gas (IBEW Clerical) – 70% of the first 4% of compensation contributed; and Hampshire Gas – 100% of the first 1% of compensation contributed.

Vesting

Employees are 100% vested at all times in the amounts credited to their accounts.

Investment Alternatives

The following is a description of each investment offered to participants at December 31, 2001. With the exception of the description for WGL Holdings Inc. Common Stock, the description for each fund was derived from materials published by the fund sponsor. Such descriptions should be read in conjunction with the prospectus of the fund. Information on Washington Gas Light Company can be obtained from the annual and quarterly reports of the Company filed with the Securities and Exchange Commission.

- Stable Value Fund (Putnam Stable Value Fund)—*Seeks preservation of principal and a stable rate of return by investing in a diversified group of high-quality investment contracts.*

- *Equity Income Fund (Fidelity Group Mutual Fund)—Invests primarily in income-producing equity securities that seek dividend yields that are higher than the composite yield on the stocks in the S&P 500 index.*

- New Opportunities Fund (Putnam Group Mutual Fund)—*Seeks long-term growth by investing primarily in common stocks of smaller and newer companies that Putnam Management believes offer above-average long-term growth potential.*

- Voyager Fund (Putnam Group Mutual Fund)—*Aggressively seeks growth by investing in a combination of smaller companies expected to grow over time, as well as in larger, more-established corporations.*

- International Stock Fund (T. Rowe Price Group Mutual Fund)—*Seeks total return on its assets from long-term growth of capital and income. The fund ordinarily invests at least 65% of its assets in the common stocks of established non-U.S. companies.*

- Conservative Portfolio (Putnam Group Asset Allocation Mutual Fund)—*Majority of investment focuses on fixed-income securities for income and capital preservation, with less emphasis on long-term growth, but also includes some stocks to boost returns.*

- Balanced Portfolio (Putnam Group Asset Allocation Mutual Fund)—*Balanced between stocks and bonds to offer growth potential with less volatility than the Growth Portfolio.*

- Growth Portfolio (Putnam Group Asset Allocation Mutual Fund)—*Majority of the investment is diversified among different common stocks to maximize potential for long-term growth.*

- Fidelity Low-Priced Stock Fund - *Seeks a rise in principal by investing mainly in smaller companies whose shares are trading at a low price.*

- Vanguard 500 Index - *Seeks to provide long-term growth of capital and income from dividends by investing in all 500 stocks that make up the Standard & Poor's 500 Index in proportion to their weightings in the index.*

- *Vanguard Total Bond Market Index Fund - Attempts to track the performance of the Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. Bond market. The index consists of more than 5,000 U.S. Treasury, federal agency, mortgage-backed, and investment-grade corporate securities. Lehman Brothers is a registered trademark of Lehman Brothers, Inc.*

- WGL Holdings Inc. Common Stock Fund —*This fund invests only in WGL Holdings Inc. common stock which is purchased (1) directly from the Company, (2) at a public sale on a recognized exchange, or (3) from a private source at a price no higher that would have been payable under (2). The price for all Company common stock purchased directly from the Company is the average of the high and low prices for the Company's common stock from the close of the previous business day when the Company has wired to the trustee contributions and/or loan repayment amounts. All cash dividends paid on the shares in this investment are reinvested in Company common stock. Any shares resulting from a stock split or stock dividend on common stock credited to a participant's account are added to the participant's account.*

The unrealized appreciation (depreciation) for the funds and WGL Holdings Inc. Common Stock is presented in Schedule 2, which follows the Notes to Financial Statements.

Distributions

When an employee retires or otherwise terminates employment with the Company due to disability or death, the employee (or employee's beneficiary) is eligible to receive his/her contributions, Company contributions made to the employee's account, plus interest and dividends earned to the latest valuation date on both amounts. The employee (or employee's beneficiary) may elect to receive the distribution in either a lump sum or annual payments not to exceed 10 years. When an employee terminates employment for reasons other than stated above, the employee (or employee's beneficiary) is eligible to receive his/her contributions, Company contributions made to the employee's account, plus interest and dividends earned to the latest valuation date on both amounts as a lump sum distribution.

In-Service Withdrawals

Participants can make withdrawals of after-tax employee contributions and rollover contributions once a Plan Year. Participants can make withdrawals of pre-tax contributions once a Plan Year after attaining age 59-1/2.

Loans

The pre-tax feature of the CAP includes loan provisions to provide additional liquidity to participants. Repayment of loans cannot exceed 5 years with the exception of loans for the purchase of the participant's primary residence, in which case the repayment period cannot exceed 25 years.

Administration

The CAP is administered by the Vice President - Human Resources and the Chief Financial Officer.

A separate account is maintained for each participant in the CAP. A participant's contribution, as well as the corresponding Company contribution, is credited directly to his/her individual account. Investment earnings are allocated to participants' accounts in accordance with the Summary of Plan Document. Earnings on the accounts are determined on an accrual basis and include any realized or unrealized gains or losses. The Company has retained an outside firm as recordkeeper to maintain participants' accounts and to record contributions and allocate earnings to the participants in accordance with the Summary of Plan Document.

Termination

The CAP may be amended or terminated by the Company at any time, for any lawful reason, without advance notice. Upon termination, all amounts credited to participants will be distributed in accordance with the provisions of the CAP.

NOTE 3—TAX STATUS

The CAP obtained its latest determination letter on December 30, 1994, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The CAP was amended and restated effective January 1, 2001, to conform with changes in the law enacted since 1994. A request for a determination letter for the CAP as amended and restated effective January 1, 2001, was filed with the IRS on February 26, 2002. The Plan Administrator and the Plan's tax counsel believe that the CAP is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the financial statements.

NOTE 4—CAP EXPENSES

Substantially all administrative expenses of the CAP were paid by the plan.

NOTE 5—SIGNIFICANT EVENTS

CORPORATE STRUCTURE

Effective November 1, 2000, WGL Holdings, Inc. became the parent company for Washington Gas Light Company and other subsidiaries that operated under Washington Gas prior to the restructuring. At that time, all Washington Gas Light common stock held by the CAP converted to WGL Holdings Inc. common stock.

NOTE 6—INVESTMENTS

The CAP's investments are held by a trustee. The accompanying Schedule 1 presents the fair value of investments as of December 31, 2001. The market values of the investments that represent 5% or more of the Plan's Net Assets Available for Benefits, are as follows as of December 31 of the applicable year:

Description of Assets	2001	2000
Putnam Stable Value Fund	$10,489,025	$ 8,731,351
Fidelity Equity Income Fund	10,334,282	11,211,944
Putnam New Opportunities Fund	7,269,720	10,517,765
Putnam Voyager Fund	7,396,570	10,287,643
Putnam Balanced Portfolio	2,743,102	3,132,831
Putnam Growth Portfolio	3,048,340	3,387,335
WGL Holdings Inc. Common Stock	11,680,886	11,406,856

WASHINGTON GAS LIGHT CAPITAL APPRECIATION PLAN

Schedule 1 - Assets Held for Investment Purposes

As of December 31, 2001

Name of Issuer	Number of Participants a/	Number of Shares	Account Balance at Cost	Market Value b/ Amount		Market Value b/ Assets Available for Benefits at End of Year
Putnam Stable Value Fund	681	-	$10,489,025	$ 10,489,025	c/	18%
Fidelity Equity Income Fund (@$48.77/Share)	626	211,898.342	9,270,624	10,334,282	c/	18%
Fidelity Low Price Stock Fund (@$27.42/Share)	21	5,111.146	147,000	140,147		0%
Putnam New Opportunities Fund (@$41.96/Share)	655	173,253.570	5,520,887	7,269,720	c/	13%
Putnam Voyager Fund (@$17.77/Share)	647	416,239.174	5,664,457	7,396,570	c/	13%
T. Rowe Price International Stock Fund (@$10.99/Share)	221	97,605.710	773,525	1,072,687		1%
Putnam Asset Allocation—Conservative Portfolio (@$ 8.70/S	158	136,947.749	1,132,893	1,191,445		2%
Putnam Asset Allocation—Balanced Portfolio (@$9.82/Share	222	279,338.238	2,569,765	2,743,102	c/	4%
Putnam Asset Allocation—Growth Portfolio (@$9.64/Share)	253	316,217.826	2,765,003	3,048,340	c/	5%
WGL Holdings Inc. Common Stock (@$29.07/Share)	753	401,819.252	11,038,828	11,680,885	c/	20%
Vanguard Total Bond Index (@$10.14/Share)	24	12,883.162	129,050	130,635		0%
Vanguard 500 Index Fund (@$105.89/Share)	22	907.150	100,814	96,058		0%
Liquidity Fund	-		96,420	96,420		0%
Total	4,283	2,052,221.319	49,698,291	55,689,316		95%

a/ Employees may participate in more than one fund; employee counts are not maintained by individual investments within the Stable Value Fund.

b/ The investments in the Stable Fund are stated at Contract value as they are insured contract investments.

c/ These investments represent 5% or more of the Capital Appreciation Plan beginning Net Assets Available for Benefits.

WASHINGTON GAS LIGHT CAPITAL APPRECIATION PLAN

Schedule 2 - Unrealized Appreciation/(Depreciation)

							Putnam Asset Allocation						
Description	Putnam Stable Value Fund	Fidelity Equity Income Fund	Fidelity Low Price Stock Fund	Putnam New Opportunities Fund	Putnam Voyager Fund	T. Rowe Price International Stock Fund	Conservative Portfolio	Balance Portfolio	Growth Portfolio	WGL Holdings Inc. Common Stock	Vanguard Total Bond Market Index Fund	Vanguar d 500 Index Fund	Total
Unrealized Appreciation at 12/31/98	$ 441	$ 3,645,732	$ -	$ 2,001,954	$ 1,739,140	$ 140,638	$ 102,111	$ 377,646	$ 507,334	$ 2,461,328	$ -	$ -	$ 10,976,324
Appreciation/Depreciation during year ended 12/31/99	-	(692,476)	-	4,076,223	3,121,092	281,244	(1,046)	188,680	265,657	(133,695)			7,105,679
Unrealized Appreciation at 12/31/99	441	2,953,256	-	6,078,177	4,860,232	421,882	101,065	566,326	772,991	2,327,633			$ 18,082,003
Appreciation/Depreciation during year ended 12/31/00	-	(252,051)	-	(11,670,351)	(7,957,431)	(436,345)	(233,114)	(1,111,995)	(1,673,659)	726,418			$ (22,608,528)
Appreciation/Depreciation at 12/31/00	441	2,701,205	-	(5,592,174)	(3,097,199)	(14,463)	(132,049)	(545,669)	(900,668)	3,054,051			$ (4,526,525)
Appreciation/Depreciation during year ended 12/31/01	-	(1,063,658)	6,854	(1,748,832)	(1,732,113)	(299,162)	(58,552)	(173,337)	(283,337)	(642,057)	(1,584)	4,756	$ (5,991,022)
Unrealized Appre./(Depre) at 12/31/01	$ 441	$ 1,637,547	$ 6,854	$ (7,341,006)	$ (4,829,312)	$ (313,625)	$ (190,601)	$ (719,006)	$ (1,184,005)	$ 2,411,994	$ (1,584)	$ 4,756	$ (10,517,547)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WASHINGTON GAS LIGHT COMPANY
CAPITAL APPRECIATION PLAN

Date June 28, 2002

Frederic M. Kline (Plan Administrator)
Vice President and
Chief Financial Officer
Washington Gas Light Company

Date June 28, 2002

Robert A. Sykes (Plan Administrator)
Vice President, Human Resources
Washington Gas Light Company

Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

Board of Trade Building
1129 20th Street, NW, Suite 800
Washington, DC 20036
Tel. (202) 293-7500
Fax (202) 822-8126
washington.office
@mitchelltitus.com

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 1-1483) of Washington Gas Light Company Capital Appreciation Plan of our report dated June 17, 2002, included in the Annual Report of the Washington Gas Light Company Capital Appreciation Plan on Form 11-K for the year end December 31, 2001.

Mitchell & Titus, LLP

Washington, DC
June 27, 2002